June 17, 2015

VIA EDGAR

Amit Pande

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Hampshire Thrift Bancshares, Inc. Form 10-K for the fiscal year ended December 31, 2014 Filed March 16, 2015 File No. 000-17859

Dear Mr. Pande:

I am writing further to Mr. Benjamin Phippen’s discussion with Ms. Jaime L. Chase at Hogan Lovells US LLP on Tuesday, June 16, 2015, regarding the letter from the Division of Corporation Finance, dated June 9, 2015, which set out certain comments on the above filing of Lake Sunapee Bank Group, formerly New Hampshire Thrift Bancshares, Inc. (the “Company”).

As Ms. Chase explained, the Company is currently drafting its response, but would appreciate an extension beyond the original 10 business day reply period. The Company anticipates submitting its response by June 26, 2015.

We are submitting this letter as confirmation of the above. Should you have any questions, please do not hesitate to contact me at (603) 865-6029 or Jaime L. Chase at (202) 637-5457.

Sincerely,

/s/ Laura Jacobi

Laura Jacobi

Executive Vice President and Chief Financial Officer

Lake Sunapee Bank Group